Exhibit 8.1

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             [Letterhead of Stradley, Ronon, Stevens & Young, LLP]



                                January 21, 1997



PCS One, Inc.
Bayport One, Suite 400
West Atlantic City, NJ 08232


Ladies and Gentlemen:

     In our capacity as counsel, you have requested our opinion as to certain federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code"), of the reorganization of PCS One, Inc, ("PCS"), a New Jersey corporation, whereby PCS will merge with and into D & E Communications, Inc., a Pennsylvania corporation ("D & E"), with D & E as the survivor. In the transaction, each outstanding share of PCS's Class I and Class II Common Stock (collectively, "PCS Common Stock") will be converted into a number of shares of D & E Common Stock, par value $.16 per share, equal to $8,000,000 (less certain expenses) divided by the weighted average closing price of D & E Common Stock on the NASDAQ over a period of 20 days, but in no instance less than $23.00 per share or more than $27.00 per share, and the right to receive a cash payment in lieu of fractional shares (the "Merger").


     We have acted as legal counsel to PCS in connection with the Merger. In rendering our opinion, we have examined and relied upon the truth and accuracy at all relevant times of the statements, covenants, representations and warranties contained in the following documents; (a) the Agreement and Plan of Reorganization entered into between PCS and D & E dated December 12, 1996 (the "Agreement"), (b) the Prospectus and Joint Proxy Statement, as amended, filed by PCS and D & E with the Securities and Exchange Commission on January 21, 1997,
(c) certain representations concerning the Merger made to us by PCS and D & E in letters attached hereto as Exhibits A and B (the "Representation Letters"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All capitalized terms used herein, unless otherwise defined, are used as defined in the Agreement.

     Our review of items (a) through (d) of the preceding paragraph has been without independent investigation. We have also relied upon the truth, authenticity, accuracy and completeness of all documents, certifications and instruments examined and the statements, covenants, representations and warranties contained therein, the genuineness of all documents, submitted to us as originals, the conformity of the originals of all documents submitted to us as certified or photostatic copies and the due execution and delivery of all documents where execution and delivery are prerequisites to the effectiveness thereof.


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     Based on the foregoing and provided the Merger is carried out in accordance with the applicable laws of the Commonwealth of Pennsylvania and the State of New Jersey, the Agreement and the Representation Letters, it is our opinion that the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code. PCS and D & E will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code. In addition, the following tax consequences will generally result:



          1. No gain or loss will be recognized to PCS on the transfer of its assets to D & E in exchange solely for D & E stock and the assumption by D & E of the liabilities, if any, of PCS. Section 361(a) and 357(a) of the Code.

          2. No gain or loss will be recognized by D & E upon the receipt of the assets of PCS in exchange for D & E Common Stock. Section 1032(a) of the Code.

          3. The basis of the assets of PCS in the hands of D & E will be, in each case, the same as the basis of such assets in the hands of PCS immediately prior to the transaction. Section 362(b) of the Code.

          4. The holding period of the assets of PCS in the hands of D & E will include, in each case, the period during which the assets were held by PCS.
Section 1223(2) of the Code.

          5. No gain or loss will be recognized by the holders of PCS Common Stock in exchange for D & E Common Stock, except as discussed below with respect to any cash received by PCS shareholders in lieu of fractional shares of D & E Common Stock. Section 354(a)(1) of the Code.

          6. The tax basis of the D & E Common Stock (including any fractional share interests to which they may be entitled) to be received in the Merger by PCS shareholders will be, in each instance, the same as the basis in the PCS Common Stock surrendered in exchange therefor. Section 358(a)(1) of the Code.

          7. The holding period of the D & E Common Stock to be received by the shareholders of PCS (including any fractional share interests to which they may be entitled) will include the period during which the PCS Common Stock surrendered in exchange therefor is held, provided that the PCS Common Stock is held as a capital asset on the date of the exchange. Section 1223(1) of the Code.

          8. The payment of cash in lieu of fractional shares of D & E Common Stock will be treated as if fractional shares were distributed as part of the exchange and then redeemed by D & E. These cash payments will be treated as having been received as distributions in full payment in exchange for stock redeemed as provided in Section 302(a) of the Code. Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574.

          9. Pursuant to Section 381(a) of the Code and Treas. Reg. Section 1.381(a)-1, D & E will succeed to and take into account the items of PCS described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the regulations thereunder.

          10. Pursuant to Section 381(c)(2) of the Code and Treas. Reg. Section 1.381(c)(2)-1 D & E will succeed to and take into account the earnings and profits, or deficit in earnings and profit, of PCS as of the date of the Merger. Any deficit in earnings and profits of either D & E or PCS will be used only to offset the earnings and profits accumulated after the date of the transfer.

     This opinion addresses only the classification of the Merger as a reorganization under Section 368(a) of the Code, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger). In particular, we express no opinion regarding the tax consequences of the Merger (including the opinion set forth above) as applied to holders of options or warrants for PCS Common Stock, including, but not limited to, holders of options or warrants for PCS Common Stock such as dealers in securities, corporate shareholders subject to the alternative minimum tax, foreign persons and holders of shares acquired upon exercise of stock options or in other compensatory transactions.

     Our opinion is conditioned upon the satisfaction of the following conditions as of the Effective Time (as defined in the Agreement) of the Merger:

          i) The continued accuracy as of the Effective Time of representations and warranties of the parties to the Agreement set forth in the Agreement; and

          ii) The continued accuracy as of the Effective Time of the facts and representations of the parties to the Agreement set forth in the Representation Letters and other representations that we have received.


     Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service and existing judicial decisions, all of which are subject to change either prospectively or retroactively. Our opinion is not binding on the Internal Revenue Service or the courts, and all opinions and conclusions are subject to the normally applicable review and audit procedures of the Internal Revenue Service.


     Our opinion is conditioned upon the performance by PCS and D & E of the undertakings in the Representation Letters. Our opinion assumes that the shareholders of PCS will not dispose of their D & E Common Stock to be received in the Merger to such an extent as to cause the Merger to not satisfy the continuity of proprietary interest requirement of Treasury Regulation ss. 1.368-1(b). We assume no obligation to advise you of any changes in law which may occur, whether the same are retroactively or prospectively applied, or to update or supplement this letter in any fashion to reflect any facts or circumstances which hereafter come to our attention.


     This opinion is being rendered to PCS and PCS shareholders, and may be relied upon only by PCS and its shareholders. We consent to the use of this opinion as an Exhibit to the Registration Statement filed with the Securities and Exchange Commission in connection with the Merger and to the reference to our firm name in the Registration Statement.


                                    Very truly yours,

                                    STRADLEY, RONON, STEVENS & YOUNG, LLP


                                    By: /s/ Todd C. Vanett
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                                       Todd C. Vanett, Partner